Nocera, Inc.

2030 Powers Ferry Road SE

Suite No. 212

Atlanta, Georgia 30339

June 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Nocera, Inc.
Amendment No. 1 to Form 10-K for Fiscal Quarter Ended December 31, 2024 Filed May 6, 2025 Response dated May 6, 2025
File No. 001-41434

Dear Ms. Shafique and Mr. Pavot:

On behalf of Nocera, Inc. (the “Company,” “Nocera,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on May 21, 2025, regarding the Company’s Amendment No. 1 to Form 10-K filed on May 6, 2025 for the fiscal year ended December 31, 2024 (the “10-K”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the 10-K. We have filed Amendment No. 1 to the 10-K (the “Amendment”) with the Commission today.

Form 10-K/A filed May 6, 2025

Revenue, page 42

1.	Please expand your disclosure to compare changes in results of operations year-over year. For example, when discussing annual performance by type of operation, please include similar information for 2023 so that readers can understand the dollar amount by which sales of each business increased or decreased. Please also discuss the effects of changes in price or volume on overall results. Refer to Item 303(b)(2) of Regulation S-K.

Response: Please be advised that we have amended the disclosure on page 42 of the Amendment No. 1 per the Staff’s comment as follows:

Revenue

Revenue of the Company for the three months ended December 31, 2024 was approximately $3,997,039 million compared to approximately $7,467,601 million for the comparable period in 2023. The revenue decreased by $3,470,562, or 46.4% for the three months ended December 31, 2024. This decrease was primarily attributable to the downturn in the fish market and volume loss of fish harvest. For the three months ended December 31, 2024, SY Culture and Xinca generated $27,631 and $40,936, respectively.

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Revenue of the Company for the year ended December 31, 2024 was approximately $17.01 million compared to approximately $23.9 million for the comparable period in 2023. The revenue decreased by approximately $6.89 million, or 28.3% for the year ended December 31, 2024. The decrease was primarily attributable to the significant loss of eel fry in prior year which led the delay of harvesting the market-size eel in third quarter. The revenue for the year ended December 31, 2024, was mostly decreased from Meixin catering business and the fish trading business from NTB with the revenue of $4.8 million and $11.8 million, respectively. For the year ended December 31, 2024, SY Culture and Xinca generated $93,041 and $251,992, respectively.

·	Fish Trading Business: For the year ended December 31, 2024, the fish trading business decreased in volume, but the selling price increased, the volume decreased from 1083 tons to 770 tons for the comparable period in 2023 and 2024. The average selling price of eels increased from $13.79 to $15.31 per kilogram for the comparable period in 2023 and 2024.

·	Catering Business: For the year ended December 31, 2024, the catering business separated into two lines of operations. The bento box business volume decreased from 80,640 to 65,376 boxes with average price decreased from $3.85 to $3.74 per box for the comparable period in 2023 and 2024. The fruit and vegetable processing service and sales volume decreased from 438,310 kilograms to 310,302 kilograms in volume with average prices decreased from $15.85 to $14.47 per kilograms for the comparable period in 2023 and 2024.

For the year ended December 31, 2024 and 2023, our foreign currency translation gain was $86,491 and foreign currency translation gain was $4,688 of sales and income, respectively.

The decrease in revenue from $7.4 million in 2023 to $3.9 million in 2024 is primarily attributed to a downturn in the fish market in Taiwan. Specifically, the significantly low eel fry catch in 2022 and 2023 has led to a substantial reduction in the availability of market-size eels, impacting overall sales performance. Also, during the third quarter of 2024, Taiwan experienced a significant number of typhoons and other natural disasters. These adverse events negatively impacted the fish farming industry, leading to a decline in overall market production. We believe these environmental factors are critical to understanding the fluctuations in production during the period. To address this challenge and improve revenue, we are actively developing the cultivation of alternative aquaculture species to diversify our product offerings. Additionally, we are expanding and strengthening various sales channels to enhance market reach and drive revenue growth.

Looking ahead, we anticipate that these adverse factors may continue to impact our operating results in the near term. The limited eel fry catch in previous years is expected to have residual effects on eel availability in future periods, which may constrain revenue growth. Furthermore, the increased frequency and severity of natural disasters present an ongoing risk to production stability in the aquaculture industry.

Operating Expenses, page 43

2.	Please expand your results of operations discussion to fully explain the negative factors that caused the impairment of goodwill expense recorded for both periods presented. In this regard we note that these impairments had an approximate 50% impact on your net loss in both periods. Please also expand your disclosure to explain the 33% impact on 2024 net loss caused by the warrant liability fair value adjustments.

Response: Please be advised that we have amended the disclosure on page 43 of the Amendment No. 1 per the Staff’s comment as follows:

Impairment of goodwill

Goodwill impairment expenses were $1,159,172 for the three months ended December 31, 2024 compared to $2,250,553 for the comparable period in 2023. For the fiscal years ended December 31, 2024 and 2023, we recognized a $3.4 million and $2.3 million goodwill impairment charge, respectively, which was primarily driven by a duplicate of the unexpected loss of a major customer and a subsequent reassessment of the financial outlook for our Meixin reporting unit. Specifically, during 2024, the Meixin unit experienced the early termination of a significant contract with a key customer, which materially reduced projected future cash flows. In conjunction with continued challenges in customer acquisition, the Company performed an interim impairment test under ASC 350 using a discounted cash flow model. The analysis concluded that the estimated fair value of the Meixin unit was below its carrying amount, necessitating a goodwill impairment charge. This non-cash charge was recognized to more accurately reflect the current valuation of the unit and did not impact the Company’s liquidity or cash flows. The impairment charge represents approximately 48% of our consolidated net loss and reflects the reduced long-term outlook for the segment compared to assumptions used in prior periods.

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Other income (expense)

Other income was $690,514 for the year ended December 31, 2024, compared to other expense of $265,266 for the comparable period in 2023. The income for the year ended December 31, 2023 was mainly due to the waiver of payables.

During the year ended December 31, 2024, we recorded a non-cash gain of $797,269 related to the fair value measurement of warrant liabilities in 2024, compared to $305,652 for the comparable period in 2023, the increase was primarily driven by heightened volatility in the Company’s stock price, which significantly impacted the fair value of outstanding warrant liabilities during the period. These warrants are classified as liabilities pursuant to ASC 815 and are remeasured at fair value each reporting period, with changes recognized in the consolidated statements of operations.

The fair value of the warrants is sensitive to several key inputs, including the Company’s stock price, expected volatility, risk-free rate, and remaining life of the instruments. These fair value adjustments do not affect the Company’s cash flows but may cause fluctuations in reported net income or loss in future periods.

In connection with the restatement disclosed in Note 4 to the consolidated financial statements, the Company revised its previously issued financial statements for the year ended December 31, 2023 and the quarters ended March 31, June 30, and September 30, 2024, to correct the accounting treatment for the warrant liabilities. The restatements resulted in changes to the fair value adjustments recognized in each quarter as follows:

•	Q4 2023: Gain of $305,652

•	Q1 2024: Gain of $197,843

•	Q2 2024: Gain of $360,202

•	Q3 2024: Loss of $29,849

During the year ended December 31, 2023, we recorded an income tax expense of $22,703 as compared to income tax expense of $124,070 for the comparable period in 2024.

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please note that a consent will need to be filed referencing the Form S-3 No. 333 282749. Also, please disclose a date in Note 25.

Response: In response to this comment, the Company advises the Staff that it is not currently eligible to use Form S-3 (Registration Statement No. 333-282749) due to the Company’s untimely filing of its Form 10-K for the fiscal year ended 2024. Accordingly, the Company does not intend to use the registration.

Note 3. Summary of Significant Accounting Policy, page F-10

4.	It appears that your catering and fish trading businesses may be reportable segments. Please review the guidance in ASU 2023-07 and provide the required disclosures.

Response: Please be advised that we have amended the disclosure on page 44 and F-19 of the Amendment No. 1 per the Staff’s comment as follows:

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Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”), to simplify certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU 2020-06 as of January 15, 2024 (inception). There was no effect to the Company’s presented financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU is intended to enhance the transparency of segment disclosures, particularly for investors and analysts, by requiring entities to provide more detailed information about the expenses that are regularly provided to the Chief Operating Decision Maker (CODM). The Company is currently evaluating the impact of adopting this standard on its disclosures. Refer to Note 25 Segment reporting for the new disclosures.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments in this ASU to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. The Company adopted ASU 2020-06 as of January 15, 2024 (inception). There was no effect to the Company’s presented financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This update provides clarity on how to determine whether profits interest and similar awards should be accounted for under Topic 718. It introduces factors to consider in making that determination and aims to reduce diversity in practice. ASU 2024-01 is effective for public business entities for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. This update aims to improve the disaggregation of certain income statement expenses to provide more detailed information about the nature of expenses. The amendments are effective for public business entities for annual periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statement.

Segment Reporting

Effective as of January 1, 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Company’s Chief Operating Decision Maker (“CODM”) is its Executive Director, Song-Yuan Teng, who is responsible for reviewing the results of operations and allocating resources across the Company’s reportable segments, including Fish Trading and Catering Services. These operating segments reflect the manner in which the CODM allocates resources and evaluates performance.

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These segments align with how management evaluates performance and allocates resources. Segment performance is evaluated based on segment revenue and operating profit, which includes direct costs and segment-specific general and administrative expenses and tax, but excludes corporate overhead and interest.

The summary of key information by segments for the years ended December 31, 2024 and 2023 was as follows:

For year ended December 31, 2024

	Sales of Fish Trading	Sales of Catering	Total

Revenue	$16,574,440	$168,853	$16,743,293
Cost of revenue	$16,540,745	$114,831	$16,655,576
Gross profit	$33,695	$54,022	$87,717
General and administrative expenses	$(193,085)	$(257,785)	$(450,870)
Segment operating losses	$(159,390)	$(203,763)	$(363,153)
Income tax expenses	$(121,575)	$(2,495)	$(124,070)
Segment losses	$(280,965)	$(206,258)	$(487,223)

For year ended December 31, 2023

	Sales of Fish Trading	Sales of Catering	Total

Revenue	$23,713,516	$202,410	$23,915,926
Cost of revenue	$23,558,911	$162,056	$23,720,967
Gross profit	$154,605	$40,354	$194,959
General and administrative expenses	$(288,332)	$(354,438)	$(642,770)
Segment operating losses	$(133,727)	$(314,084)	$(447,811)
Income tax expenses	$–	$–	$–
Segment losses	$(133,727)	$(314,084)	$(447,811)

The information contained in this section is consistent with Note 25 to the Consolidated Financial Statements included herewith.

Note 8. Prepaid Expenses, and Other Assets, Net, page F-35

5.	Given that your other receivables comprise nearly 50% of current assets, please disclose the dates that each of these receivables were originated so that readers can better understand the age of these assets.

Response: Please be advised that we have amended the disclosure on page F-35 Amendment No. 1 per the Staff’s comment as follows:

Note 8     PREPAID EXPENSES AND OTHER ASSETS, NET

	December 31, 2024	December 31, 2023
	$	$
Prepaid Expenses	43,158	7,795
Other receivables from third party	600,011	2,570
Prepaid expenses and other assets, net	643,169	10,365

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Other receivables as of December 31, 2024 and 2023 were $643,169 and $10,365, respectively. Other receivables include e-commerce live stream receivables for goods and e-commerce sales deposit.

Other receivables from third parties primarily include employee loans totaling $361,830, issued on December 31, 2023; March 1, 2024; June 1, 2024; September 1, 2024; and October 1, 2024. Additionally, the balance includes e-commerce livestream sales deposits of $6,530, recorded on December 31, 2023; June 1, 2024; and August 1, 2024, as well as $176,283 due from SY Media, related to the Company’s participation in livestream events, originated on June 1, 2024. These receivables are expected to be collected in accordance with normal payment cycles and are considered part of ongoing operations. A further $5,659 relates to prior-year receivables from GZ GSI for fish sales in China, originally recognized on December 1, 2021.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach us via Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

Nocera, Inc.

By:	/s/ Andy Ching-An Jin
Chief Executive Officer

cc: Ross D. Carmel, Esq.

Sichenzia Ross Ference Carmel LLP

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